RADIUM VENTURES, INC.

2840 MOUNT SEYMOUR PARKWAY,
NORTH VANCOUVER, BC, CANADA, V7H 1E9

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
 RULE 14f-1 THEREUNDER NOTICE OF CHANGE IN THE  COMPOSITION
OF THE BOARD OF DIRECTORS

June 1, 2005

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Section 14(f) of the Exchange Act requires the mailing of this Information Statement to the stockholders of Radium Ventures, Inc., a Nevada corporation (the “Company”), not less than ten (10) days prior to a contemplated change in a majority of its directors otherwise than at a meeting of the Company’s stockholders. As such, this Information Statement is being furnished on or about June 1, 2005 to all of the holders of record as of the close of business on May 27, 2005 (the “Record Date”) of the Company’s common stock, par value $.001 per share (the “Common Stock”).

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of the Record Date, there were 2,632,450 shares of Common Stock issued, outstanding and entitled to vote. There is no other class of capital stock currently issued and outstanding and, accordingly, entitled to vote. Each share of Common Stock is entitled to cast one vote. As indicated above, NO VOTE OR OTHER ACTION OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

INFORMATION REGARDING THE CHANGE IN COMPOSTION
OF THE BOARD OF DIRECTORS

Pursuant to an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among the Company, Radium Ventures Acquisition, Inc., a newly-formed Nevada corporation (hereinafter “Radium Sub”), Shane Whittle and James Scott-Moncrieff, the principal stockholders and founders of the Company (collectively, the “Founders”), and Interactive Television Networks, Inc., a Nevada corporation formerly known as XTV, Inc. (“ITV”), Radium Sub agreed to merge with and into ITV (the “Merger”), and the Company agreed to cancel 750,000 currently issued and outstanding shares held by the Founders and to issue approximately 22.1 million shares to the existing shareholders of ITV, in exchange for all of the issued and outstanding common stock of ITV.

Until April 1, 2005, the Company’s Board of Directors consisted of two members. On April 1, 2005 one of the directors resigned, and, as a result, the Company currently has only one director. In accordance with the terms of the Merger Agreement, the Company has agreed to appoint Mr. Michael Martinez to fill the vacancy created by the April 1, 2005 resignation of the Company’s second director. Mr. Martinez will be appointed to the Company’s Board of Directors effective upon the closing of the Merger. In addition, (i) the Company has agreed to appoint two additional directors to the Board, and (ii) Mr. Shane Whittle, currently the sole director of the Company, has agreed to resign as a director. The two additional directors shall take office as directors, and the resignation of Mr. Whittle, shall occur on the 10th day following the later of the date of the filing of this Information Statement with the Securities and Exchange Commission or the date of mailing of this Information Statement to the Company’s stockholders, whichever occurs later. The two additional directors will be Charles Prast and Murray Williams. Accordingly, at the time that Charles Prast and Murray Williams take their offices as additional directors of the Company, and upon the resignation of Shane Whittle, the Board of Directors of this Company shall be comprised of Michael Martinez, Charles Prast and Murray Williams.

Mr. Shane Whittle, currently the Company’s President, Secretary, and Treasurer, has agreed to resign as the President and Secretary effective immediately after the Merger.

The following tables set forth information regarding the Company’s current sole executive officer and director and the Company’s proposed executive officers and directors after the Merger is completed. If any proposed director listed in the table below should become unavailable for any reason, which the Company does not anticipate, the directors will vote for any substitute nominee or nominees. Each member of the board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Current Executive Officer and Director

Name	Age	Position
Shane Whittle	29	Director, President and Secretary

President, Secretary and Director

Mr. Whittle has been serving as the Company’s president and secretary since May 20, 2004 and as a director since inception. Since April 2002, Mr. Whittle has served as the President of Global Industries Corp., a natural resources company. Since January 1999 he has also been the sole proprietor of a business specializing in running promotions for client companies in the food & beverage industry including nightclubs, restaurants, boat cruises and other special events and provided management consulting to A&A Gas fireplaces. From September 1995 through June 1999, Mr. Whittle attended Capilano College's business program part time and from September 1994 through June 1995 he attended British Columbia Institute of Technology international business program.

Post Merger Executive Officers and Directors

Name	Age	Position
Charles Prast	37	Chief Executive Officer, Director
Michael Martinez	39	President, Director
Murray Williams	34	Chief Financial Officer, Director

Charles Prast,Chief Executive Officer; Mr. Prast has agreed to become this company’s Chief Executive Officer immediately following the Merger. Since April 2005, Mr. Prast has served as a consultant of ITV. From January 2004 until March 2005, Mr. Prast served as a consultant to Interactive Brand Development, Inc. From May 2002 until November 2003, Mr. Prast was the President and Chief Executive Officer of Private Media Group, Inc., a public company. Prior to joining Private Media, Mr. Prast was a senior corporate financier with Commerzbank Securities in London. Mr. Prast received a B.A degree from Bates College in 1987.

Michael Martinez, President; Mr. Martinez is a founder of ITV and has served as its President since its incorporation in December 2003. In addition to founding ITV, since 2003 he has been developing a real estate investment business. From 1999 to 2002, he was the Executive Vice President of Sales and Marketing for Cais Internet, Inc. From 1997 to 1999, he was the Vice President of Alternate Sales Channels for Telepacific, Inc. From 1993 to 1997, Mr. Martinez owned and operated CyberLink Technologies, Inc. Mr. Martinez founded Coast to Coast Communications, Inc. in 1989 which he sold to LA Cellular in 1993.

Murray Williams, Chief Financial Officer - Mr. Williams has agreed to become this company’s Chief Financial Officer immediately following the Merger. Since January 2004, Mr. Williams has served as a consultant of ITV. From November 2001 until present, Mr. Williams has been an accounting and finance consultant for numerous companies. Mr. Williams was one of the founding members of Buy.com, Inc. and served as the principal financial officer and held other officer positions with Buy.com, Inc. from February 1998 to August 2001. Prior to joining Buy.com, Inc., from January 1993 through January 1998, Mr. Williams was employed with KPMG Peat Marwick, LLP. Mr. Williams is a Certified Public Accountant, and received degrees in both Accounting and Real Estate from the University of Wisconsin-Madison in 1992.

Director Compensation

The directors currently are not compensated for serving as members of the Company’s board of directors.

Compliance With Section 16(a) of The Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers, directors and persons who beneficially own more than 10% of the Company’s common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish the Company with copies of all Section 16(a) forms they file. To the Company’s knowledge, for the fiscal year ended April 30, 2005, no person who is an officer, director or beneficial owner of more than 10% of the Company’s common stock or any other person subject to Section 16 of the Exchange Act failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of May 27, 2005 by (i) those persons or groups known to beneficially own more than 5% of the Company’s common stock prior to the closing of the Merger, (ii) those persons or groups known to beneficially own more than 5% of the Company’s common stock on and after the closing of the Merger, (iii) each current director and each person that will become a director upon the closing of the Merger, (iv) all current directors and executive officers as a group and (v) all directors and executive officers on and after the closing of the Merger as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

	Before Closing of Merger (1)		After Closing of Merger(2)
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Current Officers and Directors
Shane Whittle 1728 Yew St., Vancouver, A1, Canada, V6K 3E9	1,000,000	37.99%	—	—
Post Merger Officers and Directors
Charles Prast 2840 Mount Seymour Parkway, North Vancouver, BC, Canada, V7H 1E9	0		581,767	2.3%
Michael Martinez 2840 Mount Seymour Parkway, North Vancouver, BC, Canada, V7H 1E9	0	—	7,132,981	28.7%
Murray Williams 2840 Mount Seymour Parkway, North Vancouver, BC, Canada, V7H 1E9	0		581,767	2.3%

Current Beneficial Owners
James Scott-Moncrieff 312 - 240 Mahon Ave. North Vancouver, A1, Canada, V7J 3H4	1,000,000	37.99%	—	—
Post Merger Beneficial Owners

David Koenig 2840 Mount Seymour Parkway, North Vancouver, BC, Canada, V7H 1E9	0	—	7,962,398	32.0%
XTV Investments LLC(3) 2200 SW 10th Street, Deerfield Beach, Florida 33442	0	—	5,529,222(4)	22.2%

All executive officers and directors as a group (one (1) person prior to and three (3) people following the consummation of the Merger)	1,000,000	37.99%	8,296,515	33.3%
_____________________

(1)	Based on 2,632,450 shares outstanding on May 27, 2005.

(2)
Based on 24,881,768 shares of the Company’s common stock projected to be outstanding following the closing of the Merger, including (i) 581,767 shares the Company has agreed to issued to Mr. Prast, the Company’s new Chief Executive Officer, (ii) 250,000 shares the Company has agreed to issued to Mr. Williams, the Company’s new Chief Financial Officer, and (iii) 50,000 shares the Company has agreed to issue to a financial advisor immediately following the Merger. Mr. Prast and Mr. Williams have agreed to become officers of the Company immediately following the Merger, and the foregoing shares will be issued to them in connection with their as agreement to become officers.

(3)	XTV Investments LLC is a subsidiary of Interactive Brands Development, Inc.

(4)	Includes 1,382,140 shares held in escrow subject to release upon the achievement of certain sales goals of the Company’s products.

EXECUTIVE COMPENSATION

Summary Compensation

Our current officers and directors have received no compensation.

There are no stock option, retirement, pension, or profit sharing plans currently in effect for the benefit of our officers and directors, and no benefits under any such plan has been granted to any of our current officers or directors.

Option/SAR Grants

No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in our fiscal year ended April 30, 2005.

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, our stock price, or any other measure.

Compensation of Directors.

Our current director did not receive any other compensation for serving as the sole member of the board of directors. The Board has not implemented a plan to award options. There are no contractual arrangements with any member of the board of directors.

Indemnification

Pursuant to the articles of incorporation and bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933 which may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Merger, neither the Company’s sole director and executive officer, nor any proposed nominee for election as one of the Company’s directors or executive officers, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights of the Company’s capital stock, has during the past three years had any material interest in any transaction to which the Company is a party.

LEGAL PROCEEDING

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADIUM VENTURES, INC.
/s/ Shane Whittle
Name: Shane Whittle Title: President, Secretary and Director
Dated: June 1, 2005